Exhibit 1

Media

Release

19 JUNE 2019

WESTPAC ANNOUNCES NEW BUSINESS DIVISION CHIEF EXECUTIVE

Westpac Group today announced the appointment of Guilherme (Guil) Lima as Chief Executive of its Business division.

Mr Lima joins Westpac Group from HSBC in Hong Kong where he has been Group Head of Wealth Management and in prior roles led the Retail and Wealth management business of HSBC for the Latin American region.

Mr Lima has 22 years’ experience in banking and consulting in Asia, Europe, Latin America and the United States and is a former McKinsey partner.

Westpac Group Chief Executive Brian Hartzer said: “I’m delighted to welcome Guil to the Group Executive team.

“His background in leading strategic change on a global basis, as well as his domain expertise in banking and wealth, will be particularly valuable as we seek to grow the breadth of our customer relationships across the new Business division,” he said.

“I’d also like to thank Alastair Welsh, General Manager Commercial Banking, for his contribution as Acting Chief Executive Business,” Mr Hartzer said.

“Al is doing a great job managing the transition and ensuring the division continues to run smoothly.”

Prior to joining HSBC, Mr Lima was partner in McKinsey and Co’s financial services practice, where he led numerous engagements across a variety of commercial and retail banking businesses.

Subject to the required regulatory and visa approvals, Mr Lima will commence in the role later this year.

In March, Westpac announced changes to the way it supports customers’ wealth and insurance needs, realigning the Private Wealth, Platforms & Investments, and Superannuation businesses into a new Business division.

Biography: Guilherme (Guil) Lima

Guil has 22 years’ experience in banking and consulting in Hong Kong, Brazil, UK, US, Spain and the Netherlands. In his most recent role as Group Head of Wealth Management at HSBC Hong Kong, Guil led wealth proposition teams covering products, insights and solutions globally for customer segments including Premier, Jade, and International and Cross-border clients. He started at HSBC as Group Head of Strategy in London in 2010 after a career totalling 10 years at McKinsey & Co. Appointed a Partner of McKinsey in 2007, Guil led client relationships across emerging and developed markets in retail and wholesale banking and wealth management. Guil started his career at Citigroup in Brazil as an intern and financial analyst focused on credit analysis.

He holds a Bachelor of Business Administration in General Management and Finance from Brazilian private higher education institution, Fundação Getulio Vargas (FGV) and a Master of Business Administration in Strategy, Corporate Finance and Investment Management from Harvard Business School.

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